United States securities and exchange commission logo





                               December 21, 2022

       Shy Datika
       President and CEO
       INX Ltd
       Unit 1.02, 1st Floor
       6 Bayside Road
       Gibraltar, GX11 1AA

                                                        Re: INX Ltd
                                                            Form 6-K
                                                            Filed November 15,
2022
                                                            File No. 000-56429

       Dear Shy Datika:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. To the extent our comments request disclosure to be made in future filings, please provide in your response the disclosure you propose to include in future filings.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Current Report on Form 6-K filed November 15, 2022

       General

   1. We note that you operate a crypto asset platform, INX.One, and that you offer crypto asset-related products
and services, including the INX Token, the INX ATS, capital
                                                        raising services (e.g.,
minting and issuing crypto assets) as well as the ability to exchange
                                                        AVAX, BTC, CRV, ETH,
FTM, GYEN, LTC, MANA, MATIC, LINK, SAND, UNI,
                                                        USDC, ZEC, and ZUSD on
INX.One. In future filings, please identify all of the crypto asset services that you
provide for each crypto asset. In this regard, we note your
                                                        disclosure that you
continue to expand your product offerings available on INX.One.
                                                        Please also identify
the jurisdictions in which these crypto assets and your crypto asset products and services
are currently available. In this regard, we note your disclosure that
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December 21, 2022
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         you continue to expand your service offerings to customers from more jurisdictions and globally and that, during the third quarter, you added six countries to the approved jurisdictions. Please consider using a table or a chart to show the various crypto assets, crypto asset products and services and the jurisdictions in which each is available.
         Similarly, please identify the fiat currencies that may be used on your platform.
2. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. In future filings, please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons or persons in other jurisdictions to any of your products and services and any related material risks.
3. In future filings, please disclose the risks and limitations of your internal policies and procedures for determining whether or not a crypto asset is a security, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court.
4. We note that you mint, issue and facilitate secondary trading of crypto asset securities. In future filings, please disclose your policies and procedures for ensuring that the issuance and secondary trading of crypto asset securities are in compliance with the federal securities laws, and please add risk factor disclosure that addresses potential liability if they are not. To the extent that a customer has traded book-entry securities and is using your services to mint and issue tokenized shares of the same class of securities as the book-entry securities, please disclose your policies related to ensuring that the customer may do so, including whether the company may issue the same class of securities in different forms (e.g., as book-entry and crypto assets) and whether the rights and obligations of the tokenized shares are different from the non-tokenized shares such that the tokenized shares are actually a separate class of securities.
5. In future filings, please disclose the process you used to decide to add the Millennium
       Sapphire token to your ATS, and to adding Compound and Aave to your platform. Your discussion, should both be general to your process for adding any such crypto asset securities and cryptocurrencies, as well as the specifics involved in adding these, and any others you have added for the financial period covered. For example, please clarify whether you make available crypto asset securities on your ATS that you did not mint for your customers, and disclose the factors you consider in making available
       cryptocurrencies on your platform. For the Millenium Sapphire token, please provide us with a discussion of how the token is sold by the issuer, whether that distribution is
FirstName LastNameShy Datika
       registered or conducted pursuant to an exemption, and how you analyze the secondary
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       market trades onLtdyour ATS, including whether they are being conducted pursuant to an exemption
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6. In future filings, please discuss your internal policies or procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the
         Office of Foreign Assets Control related requirements.
7. In future filings, please provide greater details regarding your retail customers and describe your use of digital engagement practices in connection with your technology platform, including, as examples only, behavioral prompts, differential marketing, game-
         like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation:
             Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools.
             Clarify whether any of such practices encourage retail investors to trade more often, invest in different products or change investment strategies.
             Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement).
             To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure.
             Describe in greater detail your data collection practices or those of your third-party service providers.
         Please include a separate risk factor discussing the current and potential future regulatory risks associated with your use of digital engagement practices. In that regard, please consider the SEC's request for information and public comment on matters related to the use of such practices made on August 27, 2021.
8. Please disclose the material terms of your agreements with third-party custodians, including:
             what portion of your client's crypto assets and your crypto assets are held in hot wallets and cold wallets;
             the geographic location where crypto assets are held in cold wallets;
             whether any persons (e.g., auditors, etc.) are responsible for verifying the existence for the crypto assets held by the third-party custodian(s);
             whether any insurance providers have inspection rights associated with the crypto assets held in storage;
             a description of the custodian's insurance and the degree to which such policies provide coverage for the loss of your client's crypto assets and your crypto assets.
9. In future filings, please identify the risks to customers' assets in the event of insolvency or bankruptcy of any INX entity. In addition, please disclose whether you have obtained counsel's opinion regarding the bankruptcy laws of relevant jurisdictions.
10. We note that you accept certain crypto assets as payment fees for services. In future filings, please disclose the crypto assets you accept as payment fees, how you determine the value of such crypto assets and your policies related to monetizing such crypto assets.
         Also, in future filings, disclose the crypto assets you currently hold. Similarly, please tell
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         us whether INX.One supports cross-asset trades (i.e., cryptocurrency for crypto asset securities). To the extent that you do, please tell us how you determine the value of the crypto assets used for payment for the crypto asset securities.
11. We note that you intended to establish a platform for the trading of cryptocurrency-based futures, options and swaps. To the extent that you still plan to establish this platform, please disclose, in future filings, the timeline, estimated costs and source of funds for the development of the platform.
12. In future filings, please include risk factor disclosure regarding whether a significant amount of the trading volume on your platform currently comes from a small number of customers, and, if so, please provide quantitative information regarding the percentage of trading volume that each such customer represents.
13. We note that you had plans to continue the development of your investment tools to add additional features and improvements to your pre-trade and post-trade services. In your future filings, please disclose any new features or improvements to such services and discuss your plans to develop these tools, including a timeline, estimate of costs and sources of funds to develop and implement such tools.
14. In future filings, please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or INX Token price since your last reporting period, including any material impact from the price volatility of crypto assets.
15. In future filings, to the extent material, discuss how the bankruptcies of crypto asset companies and other recent crypto market events as well as the downstream effects of these events have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
16. If material to an understanding of your business, in future filings, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
17. If material to an understanding of your business, in future filings, discuss any steps you
         take to safeguard your customers    crypto assets and describe any
policies and procedures
         that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including
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December 21, 2022
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         customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
18. In future filings, please disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.
19. We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. In future filings, to the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.
20. In future filings, to the extent material, explain whether, to your knowledge, crypto assets
         you have issued serve as collateral for any other person   s or entity
  s loan, margin,
         rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.
21. In your risk factors section, describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.
22. To the extent material, in future filings, please revise your risk factors section to discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
23. In future filings, please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. FirstName LastNameShy Datika
24. In future filings, please describe any material risks you face related to the assertion of
Comapany    NameINX
       jurisdiction     Ltd and foreign regulators and other government
entities over crypto
                     by U.S.
       assets
December   21,and
               2022crypto
                      Pageasset
                            5 markets.
FirstName LastName
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25. In future filings, please describe, in your risk factors section, any material risks related to
         safeguarding your, your affiliates   , or your customers    crypto
assets. Describe any
         material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
26. In future filings, to the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
27. In future filings, please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
28. In future filings, to the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk from depreciation in The INX Digital Company, Inc. shares or INX Tokens.
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets.
29. We note that you support trading for 15 different crypto assets on your INX Digital trading platform. In future filings, please revise to provide risk factor disclosure that your
         INX Digital trading platform may be operating as an unregistered exchange or unregistered broker-dealer in the United States. Please also discuss the potential consequences associated with those risks.
Exhibit 99.2: Management's Discussion and Analysis of Financial Condition and Results of
Operations
Purchase Transaction, page 3

30. We note this transaction and the listing of your equity on the Neo Exchange in Canada.
         Please tell us:
             What changes (if any) occur as a result of this transaction to the legal rights of INX
             Token holders in a liquidation event such as a bankruptcy.
             What impacts (if any) occur as a result of this transaction to the adjusted operating cash flow calculation and what it means for INX Token holders. Specifically address how share dividends would be treated if announced and how using company cash for share buybacks impact INX Token holders.
             Your consideration for disclosing the information in the preceding bullets.
             Why it is appropriate to present consolidated financial statements of The INX Digital
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              Company Inc. in lieu of those for INX Ltd. In your response:
               o Tell us what entity financial statements you will provide in your 2022 Form 20-
                 F.
               o Reference for us the authoritative guidance you rely upon to support your position.
               o Confirm for us that all the subsidiaries identified beginning on page 6 other than
                 INX Ltd. are held directly by INX Ltd.
               o Tell us the amount of assets and liabilities other than the investment in INX Ltd.
                 and any intercompany balances with INX Ltd. and it subsidiaries on the individual company balance sheet of The INX Digital Company Inc. at
                 September 30, 2022.

Operational Highlights, page 15

31. Tell us your consideration for providing discussion and quantification of the underlying key drivers of revenue such as trading volumes, number of accounts, and/or number of transactions for both ILSB and INX Trading solutions. In addition, tell us your consideration for disclosing in your operating results discussion the changes within your weighted average trading fees or range of average fees for the periods presented within your financial statements.
Exhibit 99.1: Unaudited Consolidated Interim Financial Statements for the period ended
September 30, 2022
Notes to Condensed Consolidated Interim Financial Statements
Note 2: Significant Accounting Policies
h. Digital Assets, page F-16

32. We note your accounting for digital assets as either inventory or indefinite-lived intangible assets. Please address the following:
             Provide us a detailed listing of your digital asset holdings at both December 31, 2021 and September 30, 2022 by inventory versus intangible assets. Tell us your consideration for disclosing this information in your financial statements.
             Tell us why all digital assets are classified as current assets at September 30, 2022 and as long-term assets at December 31, 2021. Reference for us the authoritative literature you rely upon to support your classification.
             Tell us how your impairment policy for indefinite-lived intangible assets tested annually or whenever there is an indication that the asset may be impaired complies with the guidance in IAS 36 and reference for us the specific provisions of that guidance to support your position. In your response, tell us whether you reverse prior impairment losses under IAS 36.114 and IAS 36.117, and if so, how much you reversed in 2021 and the first nine months of 2022.
             Tell us whether the quoted prices on active exchanges used as fair value to determine carrying value of digital assets classified as inventory or assessing impairment for digital assets classified as indefinite life intangibles represent the principal or most
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              advantageous markets under IFRS 13.16. If so, tell us how you make this determination for each digital asset held and how frequently you assess the principal or most advantageous market. If not, tell us how your valuation complies with IFRS.
i. Revenue recognition, page F-17

33. You disclose that you recognize revenue from contracts with customers when the control over the goods or services is transferred to the customer and that you record revenue gross when you are the principal and net when you are an agent. You also disclose that the transaction price is the amount of the consideration that you expect to received based on the contract terms. With respect to your separate INX Digital Trading Platform and your
         INX Securities Trading Platform (and the INX.One Platform since September 2022), please tell us how you recognize revenue and reference for us the authoritative literature you rely upon to support your accounting. In your response:
             Tell us how each platform operates by describing a purchase and sale transaction as well as an exchange transaction whereby a customer may exchange one digital asset for another.
             As it relates to identifying the contract in IFRS 15:
                o Provide us a sample contract for each platform and cross reference your analysis to the specific provision of each contract.
                o Identify your customer and explain why this party is your customer.
                o Tell us the terms of each contract for accounting purposes explaining when they begin and how they end, including whether there are any penalties for contract termination by either party.
             As it relates to identifying your performance obligations in IFRS
15:
                o Tell us each performance obligation you identify and how each is distinct.
                o  Explain how you satisfy each performance obligation.
             As it relates to determining the transaction price in IFRS 15:
                o  Tell us how you determine the transaction price.
                o Explain how you account for any variable consideration and the constraint thereof, including your accounting for any non-cash consideration and anticipated discounts available to INX Token holders.
             Tell us how you allocate transaction price to multiple performance obligations under IFRS 15, if applicable.
             Tell us how you applied principal versus agent guidance.
             Tell us your accounting for any receivables denominated in digital assets.
m. Customer funds and funds due to customers, page F-19

34. You disclose that customer funds include digital assets held for the exclusive benefit of customers. In the penultimate paragraph on page 2 of your third quarter 2022 earnings release provided as Exhibit 99.3 to this Form 6-K, you indicate that your INX Securities
         ATS customers get full transparency as they control their assets, their keys and their wallets. Please tell us (and reference where appropriate the authoritative literature you
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      relied upon to support your position):
          Whether you record all digital assets held on behalf of customers on your balance sheet. If not, tell us how you determine which assets to record.
          How much of your customer funds assets at both December 31, 2021 and September
           30, 2022 represent digital assets.
          How much of the assets in the preceding bullet relate to your INX Digital Trading
           Platform versus your INX Securities Trading Platform or the relevant separate components of your INX.One platform.
          Why it is appropriate to record digital assets of your customers that you may not control on your balance sheet.
          How you determine the carrying value of these assets at each balance sheet date.
          How you considered the guidance of SAB 121.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact Eric Envall at (202) 551-3234 or Sonia Bednarowski at (202) 551-3666 with any other questions.



                                                          Sincerely,
FirstName LastNameShy Datika
                                                          Division of
Corporation Finance
Comapany NameINX Ltd
                                                          Office of Finance
December 21, 2022 Page 9
cc:       Mark Selinger
FirstName LastName